UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

FORM 11-K

For Annual Reports of Employee Stock Purchase, Savings and Similar Plans
Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(mark one)
☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013.

Or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from _________ to _________.

Commission File Number:  0-16255 (Johnson Outdoors Inc.)

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Johnson Outdoors Inc. 555 Main Street Racine, WI 53403

REQUIRED INFORMATION

The following financial statements and schedules of the Johnson Outdoors Retirement and Savings Plan (the "Plan"), prepared in accordance with the financial reporting requirements of the Employee Retirement Income Securities Act of 1974, as amended, are filed herewith. McGladrey LLP, the current independent auditors for the Plan, audited the financial statements and schedules as of and for the Plan fiscal years ended December 31, 2013 and December 31, 2012.

Financial Statements and Report of Independent Registered Public Accounting Firm

Johnson Outdoors Retirement and Savings Plan

December 31, 2013 and 2012

Report of Independent Registered Public Accounting Firm

To the Plan Administrator
Johnson Outdoors Retirement and Savings Plan

We have audited the accompanying statements of net assets available for benefits of Johnson Outdoors Retirement and Savings Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note H to the financial statements, the plan sponsor approved the merger of the Jetboil, Inc. 401(k) Plan into the Johnson Outdoors Retirement and Savings Plan effective January 1, 2013.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of Schedule H – Schedule of Assets (Held at End of Year) as of December 31, 2013, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey LLP
Milwaukee, Wisconsin
June 25, 2014

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
As of December 31, 2013 and December 31, 2012

	2013	2012
Investments
Investments, at fair value	$76,176,149	$64,712,929

Notes receivable from participants	1,523,779	1,265,698
Contributions receivable
Participant	-	13,051
Company	1,258,507	1,585,306
Total receivables	2,782,286	2,864,055

Net assets available for benefits at fair value	78,958,435	67,576,984

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	(171,601)	(429,303)

Net assets available for benefits	$78,786,834	$67,147,681

The accompanying notes are an integral part of these statements.

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years ended December 31, 2013 and December 31, 2012

	2013	2012
Investment income
Net realized and unrealized appreciation in fair value of investments	$9,906,577	$4,961,605
Interest	3,598	4,122
Dividends	1,889,114	1,937,033

Total investment income	11,799,289	6,902,760

Interest income on notes receivable from participants	58,225	54,620

Contributions
Participant	2,511,801	2,375,629
Company	2,211,219	2,561,282
Rollover	271,122	192,040
Total contributions	4,994,142	5,128,951

Total additions	16,851,656	12,086,331

Distributions to participants or beneficiaries	(5,607,866)	(4,180,419)
Administrative expenses and investment management fees	(166,640)	(167,342)

Total disbursements	(5,774,506)	(4,347,761)

Net increase	11,077,150	7,738,570

Transfer from other plan (see Note H)	562,003	-

Net assets available for benefits:
Beginning of year	67,147,681	59,409,111
End of year	$78,786,834	$67,147,681

The accompanying notes are an integral part of these statements.

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Johnson Outdoors Retirement and Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

1.     General

The Plan is a tax qualified defined contribution plan sponsored by Johnson Outdoors Inc. (the “Company” or “Employer”) and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Internal Revenue Code (“IRC”).

Effective January 1, 2010 the Company amended and restated the Plan document into the framework of a prototype defined contribution plan, thereby amending the Plan in conformance with various legislative and regulatory changes required under the IRC and ERISA and to incorporate certain plan design changes as noted throughout the notes.

2.     Participation

The following participating employers participate in the Plan:

●	Johnson Outdoors Inc.
●	Johnson Outdoors Watercraft Inc.
●	Johnson Outdoors Marine Electronics, Inc.
●	Johnson Outdoors Gear LLC
● ●	Johnson Outdoors Diving LLC Jetboil, Inc. - effective January 1, 2013

The Plan allows all employees in covered employment to participate in the Plan on the first day of employment with one of the above named participating employers.

3.     Contributions

Eligible participants may make voluntary pre-tax and after-tax contributions of their base compensation (as defined by the Plan), subject to certain statutory limits.  Participant contributions made with tax-deferred dollars under Section 401(k) of the IRC are excluded from the participant’s current wages for federal income tax purposes.  No federal income tax is paid on the tax-deferred contributions and growth thereon until the participant makes a withdrawal from the Plan.  An employee is automatically enrolled in the Plan at 3% of eligible compensation with 1% increases each plan year until a maximum of 6% of eligible compensation is reached unless the participant elects a different amount or elects not to participate.  Effective March 1, 2014, participants first enrolling in the Plan on or after January 1, 2013 will be automatically enrolled in the Plan at 6% of eligible compensation unless the participant elects a different amount or elects not to participate.

Participants may also choose to make contributions on an after-tax basis through a Roth 401(k) option.  Contributions and earnings for the Roth 401(k) option are not subject to taxation at the time of distribution, as long as the distribution is a “qualified distribution” made no earlier than five years after the first Roth 401(k) contribution to the Plan.  A qualified distribution is a distribution after separation of service and due to death, disability or after age 59½.  The participant’s contribution rate may be adjusted at the discretion of the Plan administrator if a reduced rate is necessary to maintain Section 401(k) benefits.

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

The Company’s matching contribution is equal to 50% of the first 6% of a participant’s compensation contributed by the participant to the Plan.  The Company made matching contributions of $958,027 and $890,731 in 2013 and 2012, respectively.

In addition, the Company may make a discretionary retirement contribution to the Plan to be allocated to the accounts of eligible participants.  Effective October 3, 2009, participation in the Plan was extended to certain employees of Johnson Outdoors Marine Electronics, Inc. and Johnson Outdoors Watercraft Inc. previously excluded from the Plan’s discretionary retirement contribution.  The amount of such contributions, if any, is at the discretion of the Compensation Committee of the Board of Directors.  The Company made discretionary retirement contributions of $1,258,507 and $1,579,991 in 2013 and 2012, respectively.

4.     Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s matching contribution, an allocation of the Company’s discretionary retirement contribution based on regular employee earnings for the period, if applicable, and an allocation of Plan investment earnings based upon the participant’s net account balance.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

5.     Vesting

Participant contributions, Company matching contributions, discretionary retirement contributions and investment earnings thereon are 100% vested at all times.

6.     Payment of Benefits

Upon retirement, termination, or permanent disability, participants may elect to receive the value of their account.  Upon death, the account balance will be paid to the participant’s beneficiary or estate.  Prior to termination of service, participants may also elect to receive a hardship withdrawal distribution, as defined in the Plan.  A participant who has attained age 59-1/2, but who has not terminated employment, is entitled to have the whole or any part of their accounts paid to him or her.

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

7.      Notes Receivable from Participants

Participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance.  Participants may choose a repayment term of up to five years.  Loans are secured by the balance in the participant’s account and bear interest rates based on the prime rate plus 1%.  Principal and interest are paid through payroll deductions.  The outstanding balance of any loan may be prepaid at any time without penalty.

8.     Investment Options

During 2013 and 2012, participants in the Plan had the ability to self-direct their funds into the following investment options:

2013	2012
Vanguard Total Stock Market Index Fund Vanguard Total Bond Market Index Fund	Vanguard Total Stock Market Index Fund Vanguard Total Bond Market Index Fund
PIMCO Commodities Plus Strategy Fund	PIMCO Commodities Plus Strategy Fund
American Funds Balanced Fund	American Funds Balanced Fund
Fidelity Advisor Equity Growth Fund	Fidelity Advisor Equity Growth Fund
American Capital World Growth and Income Fund	American Capital World Growth and Income Fund
T. Rowe Price Institutional Small Cap Stock Fund	T. Rowe Price Institutional Small Cap Stock Fund
William Blair International Growth Fund	William Blair International Growth Fund
Johnson Outdoors Common Stock	Johnson Outdoors Common Stock
FMI Large Cap Fund	Colombia Diversified Equity Income Fund
Harding Loevner Emerging Markets Fund	Harding Loevner Emerging Markets Fund
Putnam Stable Value Fund	Putnam Stable Value Fund
Wasatch Frontier Emerging Small Countries Fund
MFS Emerging Markets Debt Fund

In 2013, the Colombia Diversified Equity Income Fund was replaced with the FMI Large Cap Fund and the Wasatch Frontier Emerging Small Countries Fund and MFS Emerging Markets Debt Fund were added to the Plan.

A participant may invest a maximum of 25% of their post-1994 contributions in the Johnson Outdoors Inc. Common Stock.

9.      Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time upon proper resolution by the Board of Directors.  The Company may also terminate discretionary retirement contributions to the Plan.  In the event of Plan termination, the Plan Trustee shall continue to administer the trust until otherwise directed by the Board of Directors.  Upon termination of the trust, participants or their beneficiaries will receive the value of their account.

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.     Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting and in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through the Putnam Stable Value Fund, a collective trust.  The Statements of Net Assets Available for Benefits present the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts.  The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

2.     Investments

The Plan’s investments are stated at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The Plan’s valuation policies are determined by the Company’s pension committee.  Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year.  The shares of mutual funds are valued at the daily closing price as reported by the fund.  Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission.  These funds are required to publish their daily net asset value (NAV) and to transact at that price.  The mutual funds held by the Plan are deemed to be actively traded.  The Plan’s interest in the collective trust is valued based on the NAV of the units of the common collective trust.  The NAV, as provided by the Plan Recordkeeper, is used as a practical expedient to estimating fair value.  The NAV is based upon the fair value of the underlying investments comprising the trust less its liabilities.  This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV.

The Plan holds an investment in the Putnam Stable Value Fund (“Stable Value”), which is a common/collective trust fund managed by Putnam Fiduciary Trust Company, as trustee of the fund.  The investment objective of the Stable Value fund is to provide a competitive yield with minimal market-related risk.  The Stable Value fund invests primarily in guaranteed investment contracts, or funding agreements, security-backed investment contracts, separate accounts issued or wrapped by insurance companies, banks or externally managed stable value commingled investment funds.  The Stable Value fund may also invest in high-quality money market instruments or other similar short-term investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is accounted for on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation/(depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

3.     Administrative Expenses and Investment Management Fees

Certain expenses incurred in the administration of the Plan and expenses incurred in connection with the sale, investment and reinvestment of Plan assets are paid by the Plan.  Participants are required to pay a quarterly administrative fee, which was approximately $28 and $20 per quarter for 2013 and 2012, respectively.  Fees charged by the Plan’s investment advisor are paid by participants on a pro-rata formula based on account balance as a proportion of total plan assets.  Such fees totaled $72,500 and $70,000 in 2013 and 2012, respectively.    Expenses incurred for attorney and audit fees related to the administration of the Plan are paid by the Company.

4.     Use of Estimates

The preparation of the financial statements in accordance with GAAP requires the plan administrator to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes.  Actual results could differ from those estimates.

5.     Payment of Benefits

Benefits are recorded when paid.

6.     Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

7.     New Accounting Pronouncement

In October 2012, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2012-04, Technical Corrections and Improvements.  The amendments in this Update cover a wide range of topics in the Accounting Standards Codification, including plan accounting.  These amendments include technical corrections and improvements to the Accounting Standards Codification and conforming amendments related to fair value measurements.  The amendments in this update are effective for fiscal periods beginning after December 15, 2012, for public entities, except for amendments in this update where there was no transition guidance which were immediately effective upon issuance.  The adoption of this update was not significant to these financial statements.

NOTE C - FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy which prioritized the inputs to valuation techniques.  Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.  Under this guidance, valuation techniques must maximize the use of relevant observable inputs and minimize the use of unobservable inputs.  This guidance establishes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable.

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

Level 1 - Quoted prices in active markets (e.g. NYSE, NASDAQ, etc.) for identical assets or liabilities.  These are typically obtained from real-time quotes for transactions in active exchange markets involving identical assets.

Level 2 - Inputs, other than quoted prices included within Level 1, which are observable for the asset or liability, either directly or indirectly.  These are typically obtained from readily-available pricing sources for comparable instruments and inputs derived from observable market data by correlation or other means.

Level 3 - Unobservable inputs, where there is little or no market activity for the asset or liability.  These inputs reflect the reporting entity’s own assumptions of the data that market participants would use in pricing the asset or liability, based on the best information available in the circumstances.

Investments Measured at Fair Value on a Recurring Basis

Investments measured at fair value on a recurring basis consisted of the following types of instruments:

As of December 31, 2013
	Level 1	Level 2	Level 3	Total
Description:
Mutual funds:
Large cap	$22,620,877	$-	$-	$22,620,877
Foreign and global	17,407,983	-	-	17,407,983
Fixed income	6,070,286	-	-	6,070,286
Small cap	9,010,390	-	-	9,010,390
Balanced	4,084,700	-	-	4,084,700
Commodities	2,744,381	-	-	2,744,381
Total mutual funds	61,938,617	-	-	61,938,617

Common stock:
Consumer discretionary - leisure	978,083	-	-	978,083

Common/collective trust	-	13,259,449	-	13,259,449
Total	$62,916,700	$13,259,449	$-	$76,176,149

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

As of December 31, 2012

	Level 1	Level 2	Level 3	Total
Description:
Mutual funds:
Large cap	$16,955,571	$-	$-	$16,955,571
Foreign and global	13,854,722	-	-	13,854,722
Fixed income	6,167,012	-	-	6,167,012
Small cap	6,707,297	-	-	6,707,297
Balanced	3,820,031	-	-	3,820,031
Commodities	2,152,241	-	-	2,152,241
Total mutual funds	49,656,874	-	-	49,656,874

Common stock:
Consumer discretionary - leisure	735,385	-	-	735,385

Common/collective trust	-	14,320,670	-	14,320,670

Total	$50,392,259	$14,320,670	$-	$64,712,929

The valuation methodology used by the Plan in measuring the fair values of common stock and mutual funds were derived from quoted market prices as substantially all of these instruments have active markets.  The valuation techniques used to measure fair value of the common/collective trust fund are included in note B-2.

The methods described above could produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.  In order to assess the appropriate classifications of investments within the fair value hierarchy, the availability of market data is monitored.  Changes in economic conditions or valuation techniques may require the transfer of investments from one fair value level to another.  The significance of transfers between levels is evaluated based upon the nature of the investment and size of the transfer relative to total net assets available for benefits.  There were no transfers in or out of Levels 1, 2 or 3 for the year ended December 31, 2013.

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

The following tables summarize investments measured at fair value based on NAV per share as of December 31, 2013 and 2012:

	2013
	Fair Value Estimated using Net Asset Value per Share
		Unfunded	Redemption	Redemption
	Fair Value	Commitment	Frequency	Notice Period
Asset category:
Common/collective trust	$13,259,449	$-	Immediate	None

	2012
	Fair Value Estimated using Net Asset Value per Share
		Unfunded	Redemption	Redemption
	Fair Value	Commitment	Frequency	Notice Period
Asset category:
Common/collective trust	$14,320,670	$-	Immediate	None

NOTE D - INVESTMENTS

The following investments represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2013:

Description	2013

Vanguard Total Bond Market Index Fund	$6,070,286
Vanguard Total Stock Market Index Fund	6,398,341
American Funds Balanced Fund	4,084,700
Fidelity Advisor Equity Growth Fund	8,950,726
American Capital World Growth and Income Fund	6,764,339
T. Rowe Price Institutional Small Cap Stock Fund	9,010,390
Putnam Stable Value Fund*	13,087,848
William Blair International Growth Fund	4,873,368
Harding Loevner Emerging Markets Fund	4,230,515
FMI Large Cap Fund	7,271,810

*Amount represents contract value (fair value is $ 13,259,449)

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

The following investments represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2012:

Description	2012

Vanguard Total Bond Market Index Fund	$6,167,012
Vanguard Total Stock Market Index Fund	4,684,088
American Funds Balanced Fund	3,820,031
Fidelity Advisor Equity Growth Fund	6,906,501
American Capital World Growth and Income Fund	5,625,582
T. Rowe Price Small Cap Stock Fund	6,707,297
Putnam Stable Value Fund*	13,891,367
William Blair International Growth Fund	3,949,862
Harding Loevner Emerging Markets Fund	4,279,278
Colombia Diversified Equity Income Fund	5,364,982

*Amount represents contract value (fair value is $ 14,320,670)

As of December 31, 2013 and 2012, the Plan’s investments included approximately 36,293 and 36,917 shares of Company common stock, respectively, representing less than 1% of the Company’s outstanding common stock for each year.

During 2013 and 2012, the Plan’s investments appreciated in value as follows:

	2013	2012

Mutual funds	$9,646,175	$4,761,457

Johnson Outdoors Inc. common stock	260,402	200,148

	$9,906,577	$4,961,605

All investments are participant directed.

NOTE E - INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated March 10, 2011, stating that the Plan is qualified under Section 401(a) of the IRC, and, therefore, the related trust is exempt from taxation.  Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification.  The Plan has additional amendments that were not included in the latest determination letter.  However, the Plan’s administrator believes the Plan is operating in compliance, in all material respects, with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax-exempt as of the financial statement date.

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

Management evaluated the Plan’s tax positions and concluded that the Plan had maintained its tax qualified status and had taken no uncertain tax positions that require adjustment to the financial statements.  Therefore, no provision or liability for income taxes has been included in the financial statements.

With few exceptions, the Plan is no longer subject to income tax examinations by the U.S. federal, state or local tax authorities for years before 2010.

NOTE F - PARTY-IN-INTEREST TRANSACTIONS

All transactions involving the investments administered by Mercer (the “trustee”) and investments in Johnson Outdoors Inc. common stock and other transactions with the Company or plan participants are considered party-in-interest transactions.  Fees paid to the trustee by the plan for administrative expenses amounted to $83,491, and $97,342 for the years ended December 31, 2013 and 2012, respectively.

Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

NOTE G - RISK AND UNCERTAINTIES

The Plan invests in various securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and, that such changes could materially affect participants account balances and the amounts reported in the statements of net assets available for benefits.

NOTE H – PLAN MERGER

Effective January 1, 2013, the Board of Directors of Johnson Outdoors Inc. approved the merger of the   Jetboil, Inc. 401(k) Plan into the Plan.  The Jetboil, Inc. 401(k) Plan assets were transferred to the Plan on March 14, 2013.  Employees of Jetboil, Inc. were allowed to participate in the Plan effective January 1, 2013.

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

NOTE I - RECONCILIATION OF FINANCIAL STATEMENTS TO THE FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2013 and 2012:

	2013	2012

Net assets available for benefits per the financial statements	$78,786,834	$67,147,681
Differences in:
Investments	1,523,779	1,265,698
Receivables - notes receivables from participants	(1,523,779)	(1,265,698)
Adjustment from contract value to fair value	171,601	429,303

Net assets available for benefits per the Form 5500	$78,958,435	$67,576,984

The following is a reconciliation of change in net assets available for benefits per the financial statements to the Form 5500 during the years ended December 31, 2013 and 2012:

	2013	2012

Increase in net assets available for benefits per the financial statements	$11,639,153	$7,738,570
Reverse adjustment from contract value to fair value, prior year	(429,303)	(474,399)
Adjustment from contract value to fair value, current year	171,601	429,303
Increase in net assets available for benefits per the Form 5500	$11,381,451	$7,693,474

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
EMPLOYEE IDENTIFICATION NUMBER 39-1536083
PLAN NUMBER 001
FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2013

SUPPLEMENTAL SCHEDULE

	Number of	Current
Identity of issue, borrower, lessor or similar party	shares/units	fair value

Vanguard Total Stock Market Index Fund	137,039	$6,398,341
Vanguard Total Bond Market Index Fund	574,838	6,070,286
American Funds Balanced Fund	167,269	4,084,700
FMI Large Cap Fund	348,601	7,271,810
Fidelity Advisor Equity Growth Fund	100,525	8,950,726
American Capital World Growth and Income Fund	149,257	6,764,339
PIMCO Commodities Plus Strategy Fund	256,006	2,744,381
T.Rowe Price Institutional Small Cap Stock Fund	444,738	9,010,390
William Blair International Growth Fund	181,099	4,873,368
Johnson Outdoors, Inc. common stock*	36,293	978,083
Harding Loevner Emerging Markets Fund	86,744	4,230,515
MFS Emerging Markets Debt Fund	55,272	804,203
Wasatch Frontier Emerging Small Countries Fund	222,508	692,001
Templeton Frontier Markets Advisor Class Fund	2,383	43,557
Putnam Stable Value Fund	13,087,848	13,259,449
Participant loans* (interest rates from 4.25% to 6.00%; maturing
from January 2014 to December 2018)	1,523,779	1,523,779

Total investments, at fair value		$77,699,928

         * Party-in-interest as defined by ERISA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Johnson Outdoors Retirement and Savings Plan (the "Plan") Administrative Committee which administers the Plan, has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Racine, and State of Wisconsin, on the 25th day of June, 2014.

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN

By:  /s/ Richard Fiegel
        Richard Fiegel

By:  /s/ David Marquette
         David Marquette

By:  /s/ Sara Vidian
        Sara Vidian

By:  /s/ David W. Johnson
        David W. Johnson

By:  /s/ Erik Hokanson
        Erik Hokanson

 As members of the Johnson Outdoors Retirement
and Savings Plan Administrative Committee

EXHIBIT INDEX

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN

FORM 11-K

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2013

Exhibit No.	Description

23.1	Consent of McGladrey LLP